SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                     __________________

                       AMENDMENT NO. 4
                             TO
                       SCHEDULE 13E-3
                       (RULE 13e-100)
          TRANSACTION STATEMENT UNDER SECTION 13(e)
         OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                    RULE 13e-3 THEREUNDER

       RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION
        13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                  CALLOWAY'S NURSERY, INC.
                    (Name of the Issuer)

                  CALLOWAY'S NURSERY, INC.
            (Names of Person(s) Filing statement)

                COMMON STOCK, $0.01 PAR VALUE
               (Title of Class of Securities)

                          131255101
            (CUSIP Number of Class of Securities)

                     Daniel G. Reynolds
                  Calloway's Nursery, Inc.
                          Suite 200
                    4200 Airport Freeway
                Fort Worth, Texas 76117-6200
                       (817) 222-1122

                       with a copy to:
                     Gene G. Lewis, Esq.
                  Locke Liddell & Sapp LLP
                         Suite 3400
                      600 Travis Street
                   Houston, TX 77002-3095

(Name, Address and Telephone Numbers of Person Authorized to
     Receive Notices and Communications on Behalf of the
                 Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.[ ]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
13e-3(c) under the Securities Exchange Act of 1934.

b.[ ]The filing of a registration statement under the Securities Act of 1933.

c.[ ]A tender offer.

d.[X]None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment
reporting the results of the transaction:    [X]

                  Calculation of Filing Fee
      Transaction Value              Amount of Filing Fee
           $3,197*                           $.26

*The transaction valuation was based upon the purchase price of all shares of the common stock, $0.01 par value, of Calloway's Nursery, Inc. from holders of record of fewer than 100 shares of Calloway's Nursery, Inc. common stock, as of November 20, 2003, at $0.90 per share.

[X]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2)of the Securities Exchange Act of
1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8.09
Filing Party: Calloway's Nursery Inc.
Form of Registration No.: SC 13E-3
Date Filed: September 18, 2003

              AMENDMENT NO. 4 TO SCHEDULE 13E-3

     This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") filed with the Securities and Exchange Commission on September 18, 2003, as amended by Amendment No. 1 thereto filed on November 20, 2003, Amendment No. 2 thereto filed on January 9, 2004, and Amendment No. 3 thereto filed on
January 26, 2004, by Calloway's Nursery, Inc., a Texas corporation (the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, in connection with an odd-lot stock purchase offer with the intended result that the Company cease to be a publicly held company and become a private corporation, which offer was made upon the terms and subject to the conditions set forth in the Odd-Lot Purchase Offer and the related Letter of Transmittal (which were filed as Exhibit
24 to Amendment No. 3 and Exhibit 25 to Amendment No. 1, respectively).

     This Amendment No. 4 is the final amendment to the
Schedule 13E-3.

ITEM 4.   TERMS OF THE ODD-LOT PURCHASE OFFER
The Odd-Lot Purchase Offer is amended and supplemented to add the following:

     The Odd-Lot Purchase Offer was terminated at 5:00 p.m., Fort Worth, Texas time, on Friday, May 14, 2004. Pursuant to the Odd-Lot Purchase Offer, 1,299 shares of common stock, representing 0.02% of the outstanding shares of common stock of the Company, were properly tendered to and purchased by the Company. As a result thereof, the number of record holders of the Company's common stock is 223. The Company intends to terminate the registration of its common stock under the Securities Exchange Act of 1934.

ITEM 16.  EXHIBITS

     27.  Press Release, dated May 17, 2004.


                          SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

                            CALLOWAY'S NURSERY, INC.
                            By:  /s/ Daniel G. Reynolds
                            Daniel G. Reynolds
                            Vice President and Chief
                            Financial Officer

                            May 17, 2004

                        EXHIBIT INDEX

     27.  Press Release, dated May 17, 2004.